
June 30, 2022

Jarod Winters
Chief Financial Officer
Collectable Sports Assets, LLC
333 Westchester Avenue, Suite W2100
White Plains, NY 10604

      Re: Collectable Sports Assets, LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 21
          Filed May 31, 2022
          File No. 024-11178

Dear Mr. Winters:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment to Form 1-A No. 21 filed May 31, 2022

General

1.   We note your disclosure under "Notification of Acquisitions or Dispositions of Underlying Assets" for the estimated use of proceeds for each "blind pool" offering that "[u]pon the purchase or sale of any Underlying Asset for or owned by the Series, we will report information regarding the purchase or sale of the Underlying Asset with the SEC on a Current Form on Form 1-U as well as post that information on our website and, to the extent required, supplement or amend this Offering Circular." Please clarify whether it is your intention to purchase the assets for your "blind pool" offerings before this offering is qualified. Once your underlying asset is identified, please update the relevant sections in your offering circular, including the underlying assets, the terms of the securities, the plan of distribution, the minimum amount and maximum number of series interests, and the use of proceeds. Please note that your offering statement will not be qualified unless the

        underlying asset has been identified.

2.   We note your disclosure that "[a]fter the close of the escrow period, each class of shares will be sold at the then-current transaction price, which will generally be the prior month's NAV per share for such class." Please revise throughout the offering statement to fix the price for the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennie Beysolow at 202-551-8108 or Jennifer López Molina at 202-551-3792 if you have any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Gary Brown